SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: May

Commission File No.: 000-51581

Saifun Semiconductors Ltd.
(Exact name of registrant as specified in charter)

6 Arie Regev Street,
Sappir Industrial Park, Netanya 42504, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

        EXPLANATORY NOTE

        On May 10 2007, Saifun Semiconductors Ltd. issued a press release that Announces an Annual General Meeting of its Shareholders

        A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10 2007:	SAIFUN SEMICONDUCTORS LTD. By: /s/ Igal Shany —————————————— Igal Shany Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release entitled Saifun Semiconductors Announces an Annual General Meeting of its Shareholders